Exhibit 6.5

CONSULTING AGREEMENT

I.	PARTIES:

CONSULTANT: ICR, LLC 761 Main Avenue Norwalk, CT 06851 Attn: John Sorensen E-mail: lesal@icrinc.com Phone: 203-682-8200	COMPANY: ADiTx Therapeutics 11161 Anderson Street Suite 105-10014 Loma Linda, CA 92354 Attn: Amro Albanna E-mail: aalbanna@aditxt.com Phone: 951-316-9002	BILLING ADDRESS: ADiTx Therapeutics 11161 Anderson Street Suite 105-10014 Loma Linda, CA 92354 Attn: E-mail: Phone:

II.	TERM: The initial term of this agreement (the “Agreement”) shall commence on June 1, 2018 (the “Start Date”) and continue until August 31, 2018. Thereafter, this Agreement shall remain in full force and effect, provided however that beginning September 1, 2018, either party may terminate this Agreement by notifying the other party in writing, which termination shall be effective thirty (30) days after the date of the notice so long as the terminating party pays all sums due through the effective date of termination.

III.	DUTIES OF CONSULTANT: Consultant shall provide the following services (collectively the “Services”). The Services do not include the rendering of legal, tax or securities advice and Consultant shall have no liability to Company should Company improperly utilize advice or opinions of Consultant in matters of law, taxation or securities. Consultant shall perform the Services as an independent contractor and not as an employee or affiliate of Company:

A.	Commencing on the Start Date - integrated communications services (investor relations and public relations) during the private company Regulation A pre-initial public offering period (“Private Company Services”) which shall include:

1.	Provide confidential, strategic communications counsel;
2.	Conduct on-boarding meeting and map out timeline of activities for period that encompasses the prequalification phase (Start Date till 1-A filing becomes qualified) and campaign phase (1-A filing qualification date by SEC until IPO completion);
3.	Prepare integrated calendar of upcoming clinical and corporate milestones, potential news flow and conferences, and conduct weekly team calls;
4.	Optimize the Company’s core message platform, inclusive of reviewing and refining strategic positioning and outlining MOA of ADi technology, clinical development timeline and regulatory strategy in Turkey, US and Europe;
5.	Refine corporate presentation to reflect the evolving updated corporate messaging;
6.	Compile potential Q&A document that investors and reporters may potentially ask;
7.	Develop and refine communications infrastructure inclusive of investment community contact database, media contact database and IR meeting tracker;
8.	Collaborate with the team and develop IR section of website to go live when ready.
9.	Maximize news flow inclusive of drafting and distributing press announcements;
10.	Conduct proactive media relations inclusive of arranging background briefings with biotech trade and financial medial reporters;
11.	Coordinate potential listing day media activities with legal counsel and underwriting syndicate;
12.	Provide coaching to prepare company executives for interviews;
13.	Where possible within the initial period, identify topics and themes upon which company executives can act as expert commentators to raise visibility of the company and its technology;
14.	Provide sector intelligence on peers and the biotech/immunosuppression sectors.

B.	Commencing on completion of the offering and listing of Company on a national exchange (the “Listing Date”) - integrated communications services (investor relation and public relations) during the public company period (“Public Company Services”) which shall include:

1.	Develop investor relations and public relations calendar for the six months post Listing Date;
2.	Align with all business goals and financial messaging including a calendar of events and milestones that will drive proactive communications activity;
3.	Hold weekly team with management and advisors to stay abreast of key initiatives;

4.	Broaden investment community exposure inclusive of retail and institutional investor targeting;

5.	Conduct proactive investment community outreach in conjunction with non-deal road shows and upcoming investor conferences inclusive of the JP Morgan Healthcare Conference in San Francisco in January 2019;
6.	Facilitate introductions with sell-side analysts that are familiar with biotech and immune modulation arena;
7.	Provide investment community feedback to management on a periodic basis;
8.	Build an IR marketing calendar that includes presenting at healthcare investor conferences and conducting other investor meetings in conjunction with non-deal road shows and other forums;
9.	Coordinate with company management to prepare for quarterly updates on clinical development and corporate initiatives;
10.	Update investor presentation on a quarterly basis to reflect key developments and the evolving investment thesis;
11.	Maintain IR section of corporate website;
12.	Field incoming inquiries from investors (individuals, brokers and institutional investors) and sell- side analysts and line up calls with the team as appropriate;
13.	Provide sector intelligence as it relates to the biotech sector and the players in the immune modulation arena, and track sell-side analyst comments related to ADiTxT’s peers;
14.	Provide support in conjunction with relevant scientific conferences inclusive of media outreach and news flow preparation;
15.	Monitor business, financial, and biotech trade media for mentions of ADiTxT, its peers and other relevant stories related to the sector;
16.	Conduct selective strategic outreach on behalf of the Company to build relationships with national business, financial and industry sector journalists, as well as biopharmaceutical and medical/therapeutically-specific media outlets;
17.	Map and identify influencers and third party spokespeople who may serve as ambassadors and organic promoters for the company;
18.	Conduct ongoing media relations to place specific feature and profile stories to broaden awareness and understanding of the Company, its leadership, strategy and unique positioning; and
19.	Serve as the point of contact for the media.

C.	Company Sponsored Analyst / Investor R&D Event (specifics in terms of budget and scope of services to be as agreed in writing, for which purpose email shall be sufficient).

D.	Special Situation & Crisis Communications Consulting Services: Should Company experience a crisis, special situation, engage in a transaction or experience an activity that goes beyond the contract scope outlined above, Consultant shall be available to provide additional services, the scope and fee for which shall be as mutually agreed by the parties at such time. Examples of Special Situations & Crisis events include: proxy contests, litigation, mergers & acquisition, hostile takeovers, governmental & regulatory actions, corporate investigations, short-seller attack, data security issues, governance issues, or any unanticipated negative event that requires specialized communications support or that is referenced in the company’s D&O insurance policy as a crisis event. Should such activities require incremental support in excess of three (3) hours in a given month, Consultant shall provide email notification and bill incremental time on an hourly basis and include on the monthly invoice(s) unless otherwise agreed.

E.	Additional Services: Upon request, Consultant shall provide other communications consulting services in addition to those set forth above, the scope and fee for which shall be as mutually agreed by the parties at such time.

IV.	COMPENSATION: In consideration for the Services, Company shall pay Consultant:

A.	For the Private Company Services, Forty Thousand Dollars ($40,000.00) for up to three months of services invoiced as follows:
i.	Twelve Thousand Dollars ($12.000.00), billed upon signing and due July 1, 2018;
ii.	Twelve Thousand Dollars ($12,000.00) billed on July 1, 2018 and due on August 1, 2018; and
iii.	Sixteen Thousand Dollars ($16,000.00) billed on August 1, 2018 and due on September 1, 2018.

B.	If the Listing Date has not occurred on or before July 24, 2018, this agreement shall automatically terminate and the third payment due on September 1, 2018 shall be waived.

C.	Beginning on the Listing Date, for the Public Company Services, Sixteen Thousand Dollars ($16,000.00) per month.

D.	If the Company chooses to sponsor Analyst/Investor R&D Event, Twenty-Five Thousand Dollars ($25,000.00) will be payable upon finalizing the scope of services.

E.	Payments due upon execution of this Agreement must be wired consistent with the instructions below. Monthly fees, which shall be billed in advance on the first of each month, and any other fees due hereunder shall be payable within thirty (30) days of Company’s receipt of the relevant invoice, which shall be sent to Company’s billing contact via e-mail. Upon the twelve-month anniversary of the Start Date and annually thereafter, the monthly fee amount shall be increased by three percent (3%). Payments may be wired to Citizens Bank, 1 Citizens Dr. ROP-480, Riverside, RI 02915, ABA# 021313103 for the account of: ICR, LLC Account #4013178914. Notification of payment should be sent to accounting-global@icrinc.com.

V.	EXPENSES: In addition to the compensation set forth in Article IV Company shall reimburse Consultant for all itemized out-of-pocket expenses incurred by Consultant on behalf of Company including any overnight deliveries, newswire distribution services, teleconferencing services, web casting, travel and lodging (the “Itemized Expenses”). Any and all Itemized Expenses shall be supported by receipts or other written evidence of such expenditures maintained at Consultant’s offices, unless otherwise requested by Company. All reimbursements shall be made by Company within thirty (30) days of receipt of the relevant invoice. All fees and expenses payable under the terms of this Agreement shall be paid in United States dollars, and be free and clear of any withholding, deduction or charge for withholding taxes or deductions, goods and services tax, sales tax, value added tax or other applicable or similar taxes.

VI.	STANDARD TERMS AND CONDITIONS: This Agreement is subject to the Standard Terms and Conditions attached hereto as Exhibit A and incorporated herein by reference.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year set forth below.

ICR, LLC	ADiTx Therapeutics

By:	/s/ John Sorensen	June 4, 2018	By:	/s/ Amro Albanna	June 4, 2018
	John Sorensen	(Date)		Amro Albanna	(Date)
	Chief Operating Officer			Co-Founder and Chief Executive Officer

EXHIBIT A

STANDARD TERMS & CONDITIONS

1.	INDEMNIFICATION: Company hereby acknowledges that Consultant shall rely upon the accuracy of all information provided by Company. Company assumes full and complete responsibility and liability for the financial and other information furnished to Consultant for use on Company’s behalf. Company shall at all times defend, indemnify and hold harmless Consultant and all its directors, officers, agents, employees, representatives and other affiliated entities (“Consultant Indemnified Parties”) from and against any and all damage, loss, claim, expense, deficiency or cost incurred as a result of any claim, suit or proceeding brought against any of the Consultant Indemnified Parties, or in which any of the Consultant Indemnified Parties are asked to participate, arising out of or relating to any information, representations, reports or data provided by Company to any of the Consultant Indemnified Parties.

Consultant represents that it will treat Company’s material non-public information as confidential, as more fully set forth in Section 4 hereto. Consultant shall at all times defend, indemnify and hold harmless Company and all its directors, officers, agents, employees, representatives and other affiliated entities (“Company Indemnified Parties”) from and against any and all damage, loss, claim, expense, deficiency or cost incurred as the result of any claim, suit or proceeding brought against any of the Company Indemnified Parties, or in which any of the Company Indemnified Parties are asked to participate, as a result of Consultant’s breach of its confidentiality obligations under this Agreement.

The provisions of this Section 1 shall survive the expiration or termination of this Agreement.

2.	GENERAL: Consultant’s Services are not exclusive to Company and Consultant may perform the same or similar services for others, as well as engage in other business activities. This instrument sets forth the entire Agreement between the parties and no promise, representation or inducement, except as herein set forth, has been made by either party to this Agreement. No provision or term of this Agreement may be amended, modified, changed, altered, or waived except by written document executed by the parties hereto. In the event that any provision of this Agreement is held by a court of competent jurisdiction to be unenforceable because it is invalid or in conflict with any law of any relevant jurisdiction, the validity of the remaining provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular provision(s) held to be unenforceable and the unenforceable provision(s) shall be replaced by mutually acceptable provision(s) which, being valid, legal and enforceable, come closest to the parties’ intention underlying the invalid or unenforceable provision. This Agreement, and the obligations set forth herein, shall be binding on any and all successors and assigns of the parties, including, without limitation, any corporation or other entity with or into which Consultant or Company is merged or consolidated, or any entity which acquires all or substantially all of the assets of Consultant or Company. This Agreement shall be interpreted and enforced in accordance with the laws of the state of Connecticut applicable to contracts made and to be performed entirely therein, without regard to the conflict of laws provisions thereof and each party agrees to be subject to the jurisdiction of the courts in the State of Connecticut if a suit is commenced in connection with this Agreement. This clause shall survive any termination of this Agreement. Any notice or communication required or permitted under this Agreement shall be in writing and shall be deemed received (i) on the date personally delivered, (ii) the next day after sending if sent by e-mail, facsimile, Federal Express or any other next-day carrier service, or (iii) the third day after mailing via first-class mail, return receipt requested, to a party at the address specified in Article I or such other address as the parties may designate from time to time. Unless otherwise specified herein, notices shall be delivered to the names and addresses in Article I of this Agreement. Consultant has the right to place announcements, advertisements or tombstones on its websites, its written promotional material and in financial and other newspapers, journals and publications at its own expense, which may include Company’s name, logo and trademarks.

3.	DEFAULT: Should either party remain in default of any of its obligations herein following fifteen (15) days’ notice thereof, the non-defaulting party may terminate this Agreement and may also recover all sums due hereunder, together with interest at the rate of twelve (12%) percent per annum, reasonable attorney’s fees and all costs associated with enforcement of this Agreement. The rights hereunder shall be cumulative rather than exclusive and election of any remedy shall not serve to limit a party from pursuing any other remedy provided for under this Agreement or the laws of any state having jurisdiction over same.

4.	CONFIDENTIALITY: Consultant hereby agrees to use all material non-public information provided to it by Company solely for the purpose of rendering services to Company pursuant to its engagement hereunder (“Confidential Information”) and to treat confidentially such information for so long as such information remains non-public. Except as contemplated by this Agreement or as required by applicable law, Consultant will not disclose such confidential information to a third party (other than directors, officers, employees or outside advisors of Consultant) without the prior consent of Company. This restriction shall not apply to any Confidential Information: (a) that becomes known generally to the public; (b) was in Consultant’s possession prior to receipt from the Company; (c) is lawfully received independently from a third party who is not bound by an obligation of confidentiality owed to Company; or (d) for which disclosure is required by applicable law, legal process, or any order or mandate of a court or other governmental authority to be disclosed, provided, that in the case of clause (d), Consultant shall, unless otherwise prohibited from doing so, give the Company reasonable advance written notice of the Confidential Information intended to be disclosed and the reasons and circumstances surrounding such disclosure, in order to permit the Company to seek a protective order or other appropriate request for confidential treatment of the applicable Confidential Information.

5.	NON-SOLICITATION: In the course of receiving the Services, the parties shall each necessarily become aware of the identity and qualifications of certain of the other’s talented employees who work directly with such party in fulfilling the objectives of this Agreement (each, a “Covered Employee”). Each party agrees, that during the term of this Agreement and for a period of 12 months following termination of this Agreement (the “Non-Solicitation Period”), such party shall not, directly or indirectly, engage, employ or retain, or receive or accept services from, any Covered Employee.